Hatteras Multi-Strategy TEI Fund, L.P.

Exhibit to Question 77D(e) on Form N-SAR

At a Regular Meeting of the Board of Directors of Hatteras Multi-Strategy TEI Fund, L.P. (the "Board") held on September 29, 2005, the Board authorized the Hatteras Master Fund, L.P. to invest in exchange-traded funds consistent with the limits set forth in Section 12(d)(1) of the Investment Company Act of 1940, as amended.